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                                                                    EXHIBIT 99.2

                             TARPON INDUSTRIES, INC.

                          NOMINATING COMMITTEE CHARTER

PURPOSE

      The Nominating Committee is appointed by the Board of Directors to:

      -     Identify individuals to become Board members.

      - Select, or recommend that the Board select, the director nominees for the next annual meeting of shareholders.

COMMITTEE MEMBERSHIP

      The Committee will be composed entirely of directors who satisfy the definition of "independent director" under the American Stock Exchange listing standards, subject to the exemptions provided thereunder. The Committee members will be appointed by the Board and may be removed by the Board in its discretion. The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate, provided the subcommittees are composed entirely of independent directors.

MEETINGS

      The Committee shall meet as often as its members deem necessary to perform the Committee's responsibilities.

COMMITTEE AUTHORITY AND RESPONSIBILITIES

      The Committee, to the extent it deems necessary or appropriate will (1) identify individuals to become Board members, and (2) select or recommend for the Board's selection, director nominations to be presented for shareholder approval at the annual meeting and to fill any vacancies.

      The Committee will have the authority, to the extent it deems necessary or appropriate, to retain advisors. The Company will provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisors employed by the Committee.

      The Committee will make regular reports to the Board and will propose any necessary action to the Board. The Committee will review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

Adopted: January 14, 2005